The Providence Service Corporation

5524 East Fourth Street

Tucson, AZ 85711

June 23, 2009

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:	The Providence Service Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Response Letter Dated June 4, 2009
File No. 1-34221

Dear Ms. Jenkins:

This letter represents The Providence Service Corporation’s (“Registrant”, “We”, “Our” or similar pronouns) response to your comment letter dated June 17, 2009 (“Comment Letter”) regarding Form 10-K, filed by us on March 30, 2009 (“Form 10-K”) and Form 10-Q filed by us on May 7, 2009 (“Form 10-Q”), SEC file number 1-34221.

Form 10-K for the fiscal year ended December 31, 2008

Notes to Consolidated Financial Statements, page 81

7. Acquisitions, page 99

Staff Comment

1.	We note your response to comment 1 in our letter dated May 26, 2009. Please advise us of the following with regards to your September 30, 2008 acquisition of substantially all of the assets in Illinois and Indiana of Camelot Community Care, Inc. (“CCC”):

a)	We note that each month you examine each of your managed entities financial positions, results of operations and cash flows with regard to solvency, outlook and ability to pay you any outstanding management fees. Please provide us with your specific analyses of the Illinois and Indiana operations of CCC and considerations you used in determining that payment was reasonably assured.

b)	We note in the third bullet of your response that you determined as of the date of the Acquisition that payment of the entire Management Fee Receivable was probable. Please tell us whether you determined on that date that you recognized revenue whether collection was reasonably assured.

c)	We note that the aging report appears to show CCC had not paid you for the nine months prior to your September 30, 2008 acquisition. Tell us specifically what led to the nine month delay in collections and how you determined it did not compromise the reasonably assured collectability. Tell us whether CCC had been similarly delinquent in the past.

d)	Provide us with a report of your cash collection history with CCC for the three years prior to your September 30, 2008 acquisition, or a longer time period.

e)	We note that CCC had availability of approximately $3.0 million under its line of credit with CIT Healthcare LLC (“CIT”), as of September 30, 2008, that is available to pay your management fees, provided they are not in default under the facility at the time of payment. Please tell us if

CCC had the ability to pay your management fee or if they were in default under the facility prior to your acquisition.

f)	Please tell us the outstanding balance on CCC’s line of credit with CIT as of your September 30, 2008 acquisition, and how you considered your agreement with CIT to subordinate your management fee receivable to the claims of CIT in the event CCC defaults under its stand-alone credit facility in assessing that collection was reasonably assured.

g)	We note that CCC had $2.8 million in cash and cash equivalents, as of September 30, 2008. Please tell us the total amount of CCC’s liabilities, if any, as of the date you acquired substantially all of the assets of CCC and how these liabilities were considered in determining that revenues from CCC were collectable.

h)	To the extent you determine that collection of all or a portion of the revenues from CCC were not reasonably assured, provide us with your assessment of the materiality of the adjustment to your consolidated financial statements.

Registrant Response

Management Fee Receivable Collectibility

a)	CCC is a Florida not-for-profit tax exempt corporation with operations in Florida, Illinois, Indiana, Ohio and Texas. The management fee receivable related to CCC is comprised of management fees for services we provided in all of the states in which CCC operates. As such, our analysis of the collectibility of the management fee receivable related to CCC involves the review of its consolidated financial information rather than the financial information of each state comprising CCC’s operations.

Exhibit 1 provides selected financial information of CCC used by us to determine that at the time of our September 30, 2008 acquisition of substantially all of the assets in Illinois and Indiana of CCC payment of the approximately $4.8 million of management fees due to us from CCC was reasonably assured.

Our analysis of CCC’s ability to pay us the outstanding management fees included, among other things, a review of CCC’s cash, net accounts receivable and line of credit availability, which represent sources of available funds to pay our management fee. As noted in Exhibit 1, at September 30, 2008, CCC had sufficient funds available to pay the entire outstanding management fee due to us. Any amount received from CCC would first be applied by us to its oldest management fees receivable. Under our management, CCC has had negligible uncollectible amounts from its payers, which are government entities. Since September 30, 2008, no significant amounts reflected on Exhibit 1 representing CCC’s accounts receivables are deemed uncollectible. Based on the fact that CCC’s cash, net accounts receivable and credit line availability exceed management fees owed to us and CCC’s experience under our management of collecting virtually all its accounts receivable, we believed at the time and continue to believe that CCC had the ability to pay the entire management fee payable to us at September 30, 2008 as it collected and continued to collect its accounts receivable. Under SAB 104 and SAB Topic 13.A.1, we are required to establish that collectability of the management fees receivable is reasonably assured. We believe that all of the CCC management fees receivable were collectible beyond a reasonable doubt and therefore believe that we have complied with SAB 104 and SAB Topic 13.A.1 in recognizing this management fee revenue.

b)	For the reasons set forth in item a) above we determined on the date that we recognized revenue that collection from CCC was reasonably assured.

c)

Exhibit 2 provides an analysis of the age of the management fee receivable related to CCC as of the end of each period indicated. On average (for all periods indicated in the exhibit) only approximately 62% and 24% of the total management fee receivable related to CCC was older than 90 days and 180 days, respectively. None of the management fees receivable as of the end of each period indicated was over 300 days and only 8% was over 270 days. Government contractors who provide social or similar services to government beneficiaries sometimes experience collection delays due to either lack of proper or complete documentation of claims, government budgetary processes or similar reasons outside the contractors’ control (either directly or as managers of other contracting entities). Significant variability in the timing of accounts receivable collections for both the Registrant and CCC, as well as the other entities we manage, are considered normal course of business. Accordingly, we have never considered management fees receivable from CCC to be delinquent.

d)	Exhibit 3 contains a report of our cash collection history with CCC for the periods indicated in the exhibit.

e)	CCC obtained its own stand-alone line of credit with Healthcare Business Credit Corporation (which later became CIT) in September 2003. Since the inception of this credit agreement, there have been no defaults for which CCC has not obtained a waiver. The conditions giving rise to these waivers were technical in nature and did not bear on CCC’s ability to repay its obligation to CIT. As such, CCC retained the ability to pay our management fee through September 30, 2008.

f)	No amounts were outstanding under CCC’s line of credit with CIT as of September 30, 2008. Because there has never been a circumstance whereby CCC has been unable to fund its obligations under its credit facility with CIT and because it has a long-standing credit history with CIT and improving prospects, we believe that the likelihood of the occurrence of a default by CCC whereby CIT would not grant a covenant waiver is remote. As such, we believe that our agreement with CIT to subordinate our management fee receivable to the claims of CIT in the event of a default by CCC under its stand-alone credit facility does not preclude us from concluding that the collection of the management fee receivable related to CCC was reasonably assured.

g)	For the reasons set forth in item a) above and based on the fact that CCC’s cash, net accounts receivable and credit line availability as of September 30, 2008 exceeded management fees owed to us and CCC’s other liabilities on that day (see Exhibit 1), we believe that CCC had the ability to pay the entire management fee payable to us as of September 30, 2008.

h)	For the reasons given in items a) through g) above we have determined that the collection of all of the revenues from CCC was reasonably assured.

Staff Comment

2.	We note in your response to comment 1 in our letter dated May 26, 2009, that you have determined CCC is not a related party as defined in SFAS 57 for disclosure purposes. Tell us specifically how you considered the definition of related parties in paragraph 24(f) of SFAS 57 in making this determination. In this regard, tell us whether your relationship with CCC in which you, as stated on page 4 of your Form 10-K, “. .. . provide the chief executive officer for the managed organization . . .”, allows you to significantly influence the management or operating policies of CCC.

Registrant Response

In the case of CCC since at least 2003, it employed its own chief executive officer who reported directly to CCC’s board of directors except for a brief interim period in 2006 after CCC’s chief executive officer resigned and a new chief executive officer was hired. In addition, during all relevant periods, a majority of CCC’s board of directors has been independent and had no relationship with the Registrant. CCC’s board of directors has the ability to cancel (under specified circumstances) and authorize the amendment, renewal and/or extension of the management services agreement with the Registrant. In cases where the minority of CCC’s board was not independent, the minority members recused themselves from matters related to the Registrant. As a contractor, we report to the chief executive officer of CCC and ultimately, to CCC’s board of directors (which was comprised of a majority of independent members prior to early 2008 and solely independent members beginning thereafter) in all matters concerning management and administrative services for which CCC has engaged us to perform. Under the management agreements we are monitored by CCC’s board of directors. As the long-term manager of their operations, we have extensive experience and knowledge of how their operations are conducted and from time-to-time (where we see opportunities to enhance their operations) we may recommend actions and operating policies that, based on our own experiences in the same industry, we believe will benefit CCC’s business. However, notwithstanding any recommendations that we may have made or our representatives may have made, CCC’s board of directors is free to fully pursue its own separate interests as we do not have the power through ownership, contractual right or otherwise to directly, or indirectly control, or significantly influence CCC. Thus, we have determined that CCC is not a related party as defined in paragraph 24(f) of SFAS 57 for disclosure purposes.

Form 10-Q for the fiscal quarter ended March 31, 2009

Notes to Unaudited Condensed Consolidated Financial Statements, page 6

2. Description of Business and Summary of Critical Accounting Estimates, page 6

New Accounting Pronouncements, page 11

Staff Comment

3.	We note in your response to comment 2 in our letter dated May 26, 2009, the anti-dilution adjustments that provide for an adjustment of the conversion rate in the event of common stock dividends, stock splits or distributions [including distributions of capital stock (other than common stock), evidences of indebtedness or other assets of the Company]. Please explain to us what evidences of indebtedness or other assets represent, and tell us how you determined that each of these adjustments are standard anti-dilution provisions. Refer to paragraph 8 of EITF 05-2.

Staff Comment

4.	We note on page 107 of your Form 10-K for the year ended December 31, 2008 that the conversion rate of your 6.5% convertible senior subordinated notes are subject to adjustment. Please describe to us the circumstances that would result in an Adjustment of Conversion Rate (Section 10.06) or Voluntary Increase (Section 10.12) of the Indenture, and explain to us how you applied the provisions of EITF 07-5 to each circumstance, as applicable.

Registrant Response to Staff Comments 3 and 4 Combined

The conversion rate of the 6.5% convertible senior subordinated notes, or the Notes, shall be adjusted according to specified formulae as detailed in the Indenture if any of the events described below occurs:

1)	We issue shares of our common stock as a dividend or distribution on shares of our common stock or if we effect a share split or share combination;

2)	We issue to all or substantially all holders of our common stock any rights or warrants entitling the holders to purchase our common stock at a price per share less than the closing market price of our common stock on the business day immediately preceding the date of announcement of such issuance;

3)	We distribute shares of capital stock, evidences of indebtedness (such as accounts or notes receivable) or other assets or property to all or substantially all holders of our common stock,

excluding dividends or distributions listed in (1) or (2) above, dividends or distributions paid exclusively in cash, and spin-offs;

4)	We declare a cash dividend or make a distribution to all or substantially all holders of our common stock;

5)	We or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing market price of our common stock on the day immediately following the last day such tender or exchange offer can be made;

6)	To the extent we have a rights plan in effect upon conversion of the Notes, the holders will receive the rights under the rights plan, unless prior to conversion the rights have been separated from our common stock in which case the base conversion rate will be adjusted at the time of separation using the formula provided for in the Indenture.

7)	To the extent permitted by law and subject to the rules of the Nasdaq Global Market, we are permitted (but not required) to increase the conversion rate of the Notes by an amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest.

8)	We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to our stockholders or rights to purchase common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

Per the guidance in EITF 05-2 and SFAS 123(R), the anti-dilution provisions that are considered standard, and therefore, do not preclude a conclusion that the instrument is convertible into a fixed number of shares are 1, 2, 5 and 6 above. Anti-dilution provisions 3, 4, 7 and 8 above do not appear to be addressed by SFAS 123(R) and as such, are not considered standard. These anti-dilution provisions are within our control. As such, we control whether additional shares will be issued as a result of these non-standard anti-dilution provisions because we control the occurrence of the event that leads to the adjustment to the conversion ratio. Thus paragraphs 20 -24 of EITF 00-19 are met and as a result, equity classification is not precluded.

To determine whether the conversion option qualifies for the first part of the scope exception in paragraph 11(a) of SFAS 133, we applied the two-step approach required by EITF 07-5 set forth below and the guidance in Example 18 of that EITF.

Step 1: Evaluate the instrument’s contingent exercise provisions, if any.

All of the triggering conversion events are contingencies that are not based on an observable market or an observable index; rather the contingencies are based on an event, being the occurrence (or not) of the acquisition, a fundamental change or actions determined by our board of directors to be in our best interest.

Based on the above discussion, Step 1 does not preclude the conversion option from being considered indexed to our own stock because the option is not based on an observable market outside of our stock or an observable index; and that once the contingency has occurred, the settlement amount is based solely on our own stock price.

Step 2: Evaluate the instrument’s settlement provisions

Based on the nature of the circumstances that would result in an adjustment to the conversion rate described above, the only variables that affect the settlement amount of the conversion in each case would be inputs to the fair value of a fixed-for-fixed option on equity shares as they relate to stock price, expected stock dividends or other dilutive activities as described in EITF 07-5.

Conclusion

Based on the above discussion and the discussion included in our response letter to you dated June 4, 2009, we have determined that the conversion option is indexed to our own stock per the analysis performed under EITF 07-5. Additionally, the conversion option is not classified as stockholders’ equity, thus the conversion option qualifies for the scope exception in paragraph 11(a) of SFAS 133 and is not accounted for as a derivative instrument.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comments may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (520) 747-6674.

Very truly yours,

/s/ Michael N. Deitch
Michael N. Deitch Chief Financial Officer

Cc:

Robert J. Mittman, Esq., Blank Rome LLP

KPMG LLP

Exhibit Index

Exhibit No.	Description

1	Available Funds Report

2	Management Receivable Aging Report

3	Cash Collection History Report

Exhibit 1

Providence Service Corporation

CCC Available Funds Report

September 29, 2008

Source of funds
Cash	$2,787,295
Accounts Receivable, net	1,559,956
Excess CIT lockbox amounts	2,149,564
Line of Credit Availability	3,000,000

9,496,815
Liabilities of CCC prior to acquision:
Accounts Payable	757,491
Accrued Expenses	3,754,680
Management Fees Payable	4,970,515

9,482,686

Difference	$14,129

Exhibit 2

The Providence Service Corporation

CCC Management Fee Receivable Aging Report

March 31, 2005—September 29, 2008

	Balance	Current	Over
Date			30	60	90	120	150	180	210	240	270	300	330	>365
03/31/05	2,443,003	482,637	465,298	470,461	488,022	469,605	66,980	—	—	—	—	—	—	—
	100%	20%	19%	19%	20%	19%	3%	0%	0%	0%	0%	0%	0%	0%

06/30/05	2,903,019	498,387	464,679	461,521	482,637	465,298	470,461	60,036	—	—	—	—	—	—
	100%	17%	16%	16%	17%	16%	16%	2%	0%	0%	0%	0%	0%	0%

09/30/05	3,377,365	527,995	520,612	495,753	498,387	464,679	461,521	408,418	—	—	—	—	—	—
	100%	15%	15%	15%	15%	14%	14%	12%	0%	0%	0%	0%	0%	0%

12/31/05	3,917,060	635,929	513,470	528,365	527,995	520,612	495,753	498,387	196,549	—	—	—	—	—
	100%	16%	13%	14%	13%	13%	13%	13%	5%	0%	0%	0%	0%	0%

03/31/06	3,407,576	516,517	485,430	507,813	635,929	513,470	528,365	220,052	—	—	—	—	—	—
	100%	15%	14%	15%	19%	15%	16%	6%	0%	0%	0%	0%	0%	0%

06/30/06	4,210,832	507,717	524,608	508,804	516,517	485,430	507,813	635,929	513,470	10,544	—	—	—	—
	100%	12%	13%	12%	12%	12%	12%	15%	12%	0%	0%	0%	0%	0%

09/30/06	3,711,288	524,074	534,637	517,613	507,717	524,608	508,804	516,517	77,318	—	—	—	—	—
	100%	14%	14%	14%	14%	14%	14%	14%	2%	0%	0%	0%	0%	0%

12/31/06	3,863,189	535,932	531,434	541,517	524,074	534,637	517,613	507,717	170,265	—	—	—	—	—
	100%	14%	14%	14%	14%	14%	13%	13%	4%	0%	0%	0%	0%	0%

03/31/07	4,252,945	599,566	529,203	555,924	535,932	531,434	541,517	524,074	435,295	—	—	—	—	—
	100%	14%	12%	13%	13%	13%	13%	12%	10%	0%	0%	0%	0%	0%

06/30/07	4,795,286	607,119	601,614	594,569	599,566	529,203	555,924	535,932	531,434	239,925	—	—	—	—
	100%	13%	12%	12%	13%	11%	12%	11%	11%	5%	0%	0%	0%	0%

09/30/07	4,900,648	559,448	575,275	575,091	607,119	601,614	594,569	599,566	529,203	258,763	—	—	—	—
	100%	11%	12%	12%	13%	12%	12%	12%	11%	5%	0%	0%	0%	0%

12/31/07	5,011,076	542,971	564,474	581,226	559,448	575,275	575,091	607,119	601,614	403,858	—	—	—	—
	100%	11%	11%	12%	11%	12%	11%	12%	12%	8%	0%	0%	0%	0%

03/31/08	4,983,173	508,657	497,009	542,971	542,971	564,473	581,226	559,448	575,275	575,091	36,052	—	—	—
	100%	10%	10%	11%	11%	11%	12%	11%	11%	12%	1%	0%	0%	0%

06/30/08	4,924,582	486,004	507,858	506,796	508,657	497,009	542,971	542,971	564,473	581,226	186,617	—	—	—
	100%	10%	10%	10%	10%	10%	11%	11%	12%	12%	4%	0%	0%	0%

09/29/08	4,970,515	519,005	505,235	497,322	486,004	507,858	506,796	508,657	497,009	542,971	399,658	—	—	—
	100%	11%	10%	10%	10%	10%	10%	10%	10%	11%	8%	0%	0%	0%

Average	4,111,437	536,797	521,389	525,716	534,732	519,014	497,027	448,322	312,794	174,158	41,488	—	—	—
	100%	13%	13%	13%	13%	13%	12%	11%	7%	4%	1%	0%	0%	0%

Exhibit 3

The Providence Service Corporation

CCC Management Fee - Cash Collection History Report

March 31, 2005 - September 30, 2008

Cash Collected for Fees ($)
For the Quarter Ended 03/31/05	1,492,588
For the Quarter Ended 06/30/05	964,571
For the Quarter Ended 09/30/05	1,070,014
For the Quarter Ended 12/31/05	1,138,068
For the Quarter Ended 03/31/06	2,019,244
For the Quarter Ended 06/30/06	737,873
For the Quarter Ended 09/30/06	2,071,598
For the Quarter Ended 12/31/06	1,469,990
For the Quarter Ended 03/31/07	1,295,937
For the Quarter Ended 06/30/07	1,264,350
For the Quarter Ended 09/30/07	1,607,700
For the Quarter Ended 12/31/07	1,578,247
For the Quarter Ended 03/31/08	1,544,416
For the Quarter Ended 06/30/08	1,614,953
For the Quarter Ended 09/30/08	1,455,781